UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 9)

CSRA INC.

(Name of Subject Company)

CSRA INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

12650T104

(CUSIP Number of Class of Securities)

William J. Haynes II

Executive Vice President, General Counsel and Secretary

CSRA Inc.

3170 Fairview Park Drive

Falls Church, Virginia 22042

(703) 641-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Scott A. Barshay

Jeffrey D. Marell

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission by CSRA Inc., a Nevada corporation (the “Company”), on March 5, 2018. The Statement relates to the proposed acquisition of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of February 9, 2018 (the “Merger Agreement”), by and among the Company, General Dynamics Corporation (“Parent”), a corporation organized under the laws of Delaware, and Red Hawk Enterprises Corp. (“Merger Sub”), a Nevada corporation and a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub commenced a cash tender offer (the “Offer”) on March 5, 2018 to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $40.75 per share in cash, net of applicable withholding taxes and without interest. On March 20, 2018, the Company, Parent and Merger Sub entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Merger Agreement Amendment”). Pursuant to the Merger Agreement Amendment, Merger Sub has amended the terms of the tender offer to increase the offer price from $40.75 per share to $41.25 per share in cash, net of applicable withholding taxes and without interest.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented by inserting the following at the end of the section:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at the Expiration Time. The Offer was not extended. Purchaser and Parent have been advised by Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), that, as of the Expiration Time, a total of 116,282,921 Shares (including 8,315,782 Shares subject to guaranteed delivery procedures as described in the Offer to Purchase) were validly tendered and not validly withdrawn, representing approximately 68.6920% of the Shares then outstanding on a fully diluted basis (as determined pursuant to the Merger Agreement). As a result, the Minimum Condition and the 90% Condition have been satisfied. All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the Expiration Time and will promptly pay for all such Shares in accordance with the Offer.

Parent has advised us that Purchaser intends to exercise the Top-Up Option to purchase, at a price per Share equal to $41.25, an aggregate number of additional Shares that, when added to the number of Shares owned by Purchaser immediately prior to the exercise of the Top-Up Option (which for these purposes does not include Shares that have been tendered subject to guaranteed delivery procedures and not yet delivered), results in Purchaser owning one Share more than 90% of the fully diluted number of Shares at such date.

Parent has advised us that, following the exercise of the Top-Up Option, Purchaser intends to effect a short-form merger with the Company under Nevada law. The Merger is expected to be consummated on April 3, 2018, at which time the Company will become a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time, (ii) owned by the Company or any direct or indirect wholly owned subsidiary of the Company, (iii) that are Dissenting Shares, if any, and (iv) in respect of stock options, stock appreciation rights and restricted stock units) will be converted automatically into the right to receive the Offer Price. The Depositary, acting as the paying agent for the Merger, will mail to the remaining former stockholders of the Company materials necessary to exchange their former Shares for such payment.

Parent has advised us that, as promptly as practicable after consummation of the Merger, it intends to cause all Shares to be delisted from the NYSE and deregistered under the Exchange Act, after which the Company will no longer have reporting obligations under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CSRA Inc.

By:	/s/ William J. Haynes II
Name:	William J. Haynes II
Title:	Executive Vice President, General Counsel and Secretary

Dated: April 3, 2018